Exhibit 99.31

RIO ALTO MINING LIMITED

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, SEPTEMBER 29, 2010

NOTICE IS HEREBY GIVEN THAT AN ANNUAL GENERAL AND SPECIAL MEETING (the “Meeting”) of holders of common shares of Rio Alto Mining Limited (the “Corporation”) will be held at Sheraton Vancouver Wall Centre Hotel, Granville Room, 1088 Burrard Street, Vancouver, BC V6Z 2R9 , at 10:00 a.m. on Wednesday, September 29, 2010 for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the financial years ended May 31, 2009 and May 31, 2010, and the reports of the auditor thereon;

2.	to fix the number of directors of the Corporation to be elected at the Meeting at seven (7);

3.	to elect the Board of Directors of the Corporation for the ensuing year;

4.	to appoint the auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the auditor’s remuneration;

5.

to consider, and if thought fit, approve, with or without variation, the ordinary resolution, as more particularly set forth in the Management Information Circular (the “Circular”) accompanying this Notice of Meeting prepared for the purpose of the Meeting, relating to the re-approval of the stock option plan of the Corporation;

6.	to consider, and if thought fit, approve, with or without variation, the ordinary resolution, as more particularly set forth in the Circular, relating to the approval of a shareholder rights plan;

7.

to consider, and if thought fit, approve, with or without variation, the special resolution, as more particularly set forth in the Circular, relating to the approval an amendment to the Articles of the Corporation to permit the holding of shareholders’ meetings in Lima, Peru; and

8.	to transact such other business as may be properly brought before the meeting or any adjournment thereof

DATED this 26th day of August, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Alex Black"
Alex Black
President and Chief Operating Officer

IMPORTANT

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. All proxies, to be valid, must be received by Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.